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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-17171

(Check one)

[X]  Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ]  Form 20-F             [ ]  Form 10-Q and Form 10-QSB        [ ]  Form N-SAR

For the period ended           December 31, 1999
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[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the transition period ended
                                --------------------------


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
relates:
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                                     PART I
                             REGISTRANT INFORMATION


Full name of Registrant    Uranium Resources, Inc.
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Former name if applicable
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Address of principal executive office (Street and Number)

 12750 Merit Drive, Suite 720, LB 12
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City, State and zip code   Dallas, TX 75251
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                                       PART II
                               RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following
      [ ] the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         See Attachment I

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

           Thomas H. Ehrlich                         972-387-7777
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               (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment I

                             URANIUM RESOURCES, INC.
                             -----------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2000       By /s/ Thomas H. Ehrlich
     --------------          --------------------------------------------
                                 Thomas H. Ehrlich, Secretary and Vice President


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Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.


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                                                                    Attachment I



                                       Part III
                                      Narrative


         Uranium Resources, Inc. (the "Company") ceased production activities in 1999 at both of its two producing properties because of continued depressed uranium prices. In 1999 and the first quarter of 2000 the Company monetized all of its remaining uranium sales contracts and sold certain of its property and equipment to maintain a positive cash position. The Company has exhausted all of its available sources of cash to support continuing operations and will be unable to continue in business beyond June 2000 unless it can secure a cash infusion.

         The Company's near-term potential illiquidity necessitates a reevaluation of the Company's method of valuing its uranium properties for accounting purposes. Because of the current lack of capital to bring the Company's properties into production and the absence of any certain source of capital that will permit the Company to remain in business beyond June 2000, these properties can no longer be valued based upon the methodology that assumes they will ultimately be placed into production. This method has been consistently utilized by the Company to value its uranium properties in the past. The Company must instead utilize a valuation method whereby the properties are assumed to be held for sale by the Company. The Company's independent public accountants have advised the Company that it will be unable to perform an audit of the Company's financial statements for year-end 1999 unless the property valuation as a held for sale basis is supported by an appraisal from an independent third party. The Company does not have the funds to retain an independent third party to perform that valuation. As a result, the Company will be unable to include in its Annual Report on Form 10-K for 1999 (the "1999 10-K") audited financial statements.

         The Company intends to file unaudited financial statements for year-end 1999 as part of its 1999 10-K. The Company is currently analyzing alternative means for valuing its properties under the held for sale methodology in the absence of a third-party appraisal and expects to have concluded such analysis in time to file the unaudited financial statements by April 14, 2000. It is likely that the analysis will result in a material reduction in the carrying value of the Company's properties from the $40,650,000 carried at September 30, 1999 and could reduce the value to zero with the result that the Company could have a deficit in its shareholders' equity at December 31, 1999.

         For the foregoing reason, the Company requires additional time to finalize its 1999 10-K. The Company is continuing to pursue potential sources of capital that would permit it to continue in business.